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SEC FILE NUMBER
881-00123

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☑ Form N-CSR

	For Period Ended:	October 31, 2006

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
WM Trust I

Full Name of Registrant
Composite Bond & Stock Fund Inc.

Former Name if Applicable
WM Group of Funds, 1201 Third Avenue, 8th Floor

Address of Principal Executive Office (Street and Number)
Seattle, WA 98101

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
At this time, the Registrant, with respect to its WM Tax-Exempt Bond Fund series, expects to be unable to complete Form N-CSR without unreasonable effort or expense, or to mail its Annual Report to Shareholders in the time period required by Rule 30e-1(c), due to a change in accounting treatment proposed by its auditors, Deloitte & Touche LLP, that will cause a delay in the completion of its financial statements. The Form N-CSR is expected to be filed on or before the 15th calendar day following the prescribed due date. Additionally, pursuant to Rule 30e-1(e), the Registrant respectfully requests that the period of time by which the Registrant is obligated to transmit its Annual Report to Shareholders be extended as well for a similar period of time. As required by Rule 12b-25(c), attached as exhibit A is a letter from Deloitte & Touche LLP stating the specific reasons why it is unable to furnish the required report with regard to the financial statements to be contained in the Form N-CSR.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Brian D. McCabe, Esq.	(617)	951-7801
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☐ No ☑

The Form N-SAR relating to the Tax-Exempt Bond Fund series of WM Trust I for the fiscal year ended October 31, 2006 is expected to be delayed. See Form 12b-25 Notification of Late Filing filed on December 22, 2006.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

WM Trust I
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	December 22, 2006	By	/s/ Jeffrey J. Lunzer

		Name:	Jeffrey J. Lunzer
		Title:	First Vice President, Chief Financial Officer and Treasurer

Exhibit A
Deloitte & Touche Letterhead
In connection with our review of the draft financial statements of WM Tax-Exempt Bond Fund, a series of WM Trust I, for the fiscal year ended October 31, 2006, we recently proposed to management that the accounting treatment of inverse floating rate obligations be revised in light of FAS 140. We understand that these changes will cause a delay in the completion of the financial statements for WM Tax-Exempt Bond Fund, as the fund is in the process of collecting the necessary data.
/s/ Deloitte & Touche LLP
December 22, 2006